UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Davey 401KSOP and ESOP
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2008

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

1

The Davey 401KSOP and ESOP
December 31, 2008

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 17, 2009	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer and Secretary

2

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2008	F-2

Statement of Net Assets Available for Benefits--December 31, 2007	F-3

Statement of Changes in Net Assets Available for Benefits--Year ended December 31, 2008	F-4

Notes to Financial Statements--December 31, 2008	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2008	F-15

All other schedules are omitted as not applicable or not required.

3

Index to Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 15, 2009

Index to Financial Statements and Supplemental Schedules

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2008

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2008
Assets
Investments, at fair value:
Common shares	$74,105,489	$5,375,448	$79,480,937
Mutual funds	-	19,350,590	19,350,590
Common collective trust funds	199,962	3,227,757	3,427,719
Total investments	74,305,451	27,953,795	102,259,246

Receivables:
The Davey Tree Expert Company contributions	1,165,233	-	1,165,233
Participants' contributions	-	166,281	166,281
Transferred assets due from other plan	-	10,229,489	10,229,489
Total receivables	1,165,233	10,395,770	11,561,003
Net assets available for benefits at fair value	75,470,684	38,349,565	113,820,249

Adjustment from fair value to contract value for
interest in common collective trust funds relating to fully benefit-responsive investment contracts	11,191	179,973	191,164

Net assets available for benefits	$75,481,875	$38,529,538	$114,011,413

See notes to financial statements.

Index to Financial Statements and Supplemental Schedules

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2007

Nonparticipant
Directed
The Davey Tree	Participant
Expert	Directed
Company Stock	Investment	Total
Fund	Funds	December 31, 2007

Assets
Investments, at fair value:
Common shares	$74,670,112	$5,063,982	$79,734,094
Mutual funds	-	27,772,665	27,772,665
Common collective trust funds	202,382	1,452,150	1,654,532
Total investments	74,872,494	34,288,797	109,161,291

Receivables:
The Davey Tree Expert Company contributions	1,082,882	-	1,082,882
Participants' contributions	-	163,258	163,258
Total receivables	1,082,882	163,258	1,246,140
Net assets available for benefits at fair value	75,955,376	34,452,055	110,407,431

Adjustment from fair value to contract value for
interest in common collective trust funds relating to fully benefit-responsive investment contracts	-	-	-

Net assets available for benefits	$75,955,376	$34,452,055	$110,407,431

See notes to financial statements.

Index to Financial Statements and Supplemental Schedules

The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Nonparticipant
Directed
The Davey Tree	Participant
Expert	Directed
Company Stock	Investment	Total
Fund	Funds	December 31, 2008

Additions to net assets attributed to:
Contributions:
Participants	$-	$4,479,230	$4,479,230
The Davey Tree Expert Company:
Common shares	1,165,238	-	1,165,238
Transfers in from other plans	4,825,274	11,414,433	16,239,707
Net appreciation (depreciation) in fair value of investments	2,800,089	(9,600,435)	(6,800,346)
Interest income	-	80,230	80,230
Dividends	797,814	293,854	1,091,668
Total additions	9,588,415	6,667,312	16,255,727

Deductions from net assets attributed to:
Distributions to participants:
Cash	6,982,923	2,499,878	9,482,801
Common shares	3,078,993	-	3,078,993
Administrative expenses	-	89,951	89,951
Total deductions	10,061,916	2,589,829	12,651,745

Net (decrease) increase	(473,501)	4,077,483	3,603,982

Net assets available for benefits:
Beginning of year	75,955,376	34,452,055	110,407,431
End of year	$75,481,875	$38,529,538	$114,011,413

See notes to financial statements.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

A.  Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).

General--The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan’s most recent amendment was effective December 31, 2008.  The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.

Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($15,500 for 2008, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. During 2008 and prior years, the Company made an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. As of January 1, 2009, the Company will make an annual matching contribution equal to 100% of the first 1% of compensation that a participant contributes and 50% of the next 3% of compensation that a participant contributes.  Company contributions are made in either cash or common shares of the Company.

Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

A.  Description of the Plan (continued)

Plan Transfers-- During 2008, there was $6,010,218 transferred in to this Plan from The Care of Trees Employee Stock Ownership Plan, with the participants eligible to participate in this Plan having transferred in on September 15, 2008.

Effective December 31, 2008, The Care of Trees, Inc. (“CoT”) Deferred Compensation and Profit Sharing Plan assets, totaling $9,947,379, were merged into this Plan, with eligible CoT employees participating in the Section 401(k) portion of this Plan in January 2009.

Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options--Participants were provided with the following fund options, as of
December 31, 2008, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

Wells Fargo Advantage Dow Jones Target Today Fund-- Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2010 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2020 Fund-- Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2030 Fund-- Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2040 Fund-- Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2050 Fund-- Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well-established, multinational businesses and medium-size and faster-growing companies.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

A.  Description of the Plan (continued)

American Beacon Large Cap Value Fund--Invests in equity securities of large market capitalization U.S. companies.

AIM Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies.

Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Stable Return Fund N4--Invests in high-grade money market instruments.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payments of Benefits--Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

A.  Description of the Plan (continued)

Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2008, forfeited accounts totaled $481,311.

Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting--The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, an “exit price”).

The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

Fair Value Measurements--On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“FAS 157”). Note C to the financial statements, “Investments and Fair Value Measurements” discusses the fair value measurements of Plan investments.

Adjustment from Fair Value to Contract Value--Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation of fully benefit-responsive investment contracts. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N4 (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan, according to the FSP, because it is the amount that is available for Plan benefits.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

B.  Summary of Significant Accounting Policies (continued)

Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value represents cost plus accrued interest minus redemptions.

Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

C.  Investments and Fair Value Measurements

The following is a summary of assets held for investment:

	December 31, 2008			December 31, 2007
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Investment at Fair Value as Determined by Independent Valuation

The Davey Tree Expert Company Common Stock *	4,846,399	$79,480,937	**	5,046,462	$79,734,094	**

Investments at Fair Value as Determined by Quoted Market Price

Wells Fargo Diversified Bond Fund	67,825	1,515,223		64,542	1,592,258

Wells Fargo Advantage Dow Jones Target Today	3,045	28,988		-	-

Wells Fargo Advantage Dow Jones Target 2010	32,294	355,560		-	-

Wells Fargo Advantage Dow Jones Target 2020	108,682	1,181,372		-	-

Wells Fargo Advantage Dow Jones Target 2030	107,708	1,099,695		-	-

Wells Fargo Advantage Dow Jones Target 2040	108,739	1,155,897		-	-

Wells Fargo Advantage Dow Jones Target 2050	50,196	312,217		-	-

Janus Twenty Fund Inc	26,158	1,124,540		21,584	1,599,361

American Beacon Large Cap Value Fund	3,818	50,060		-	-

AIM Dynamics Fund Inc	23,609	297,944		26,202	624,650

Vanguard Index TR Total Stock Market Fund	15,938	335,328		17,428	594,803

Wells Fargo Large Cap Appreciation Fund	40,545	277,732		32,320	392,684

Franklin Small-Mid Cap Growth Fund	117,464	2,383,350		118,024	4,179,244

Neuberger Berman Genesis Fund	56,982	1,032,513		39,255	1,130,139

Mutual Discovery Fund	161,363	3,598,400		159,557	5,120,170

Templeton Growth Fund	181,032	2,362,466		177,804	4,279,736

Wells Fargo Index Fund	68,564	2,239,305		68,059	3,797,017

Wells Fargo Moderate Balanced Fund	-	-		180,649	3,703,297

Wells Fargo Conservative Allocation Fund	-	-		7,135	136,707

Wells Fargo Growth Balanced Fund	-	-		14,912	423,508

Wells Fargo Aggressive Allocation Fund	-	-		13,544	199,091

Investments at Estimated Fair Value

Stable Return Fund: Wells Fargo Stable Return Fund N4 ***	78,973	3,415,706		39,819	1,651,535

Wells Fargo Money Market Fund	12,013	12,013		2,997	2,997

Total Investments		$102,259,246			$109,161,291

* The number of shares at December 31, 2007 has been retroactively adjusted to recognize a two-for-one forward stock split effective October 1, 2008.
** Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.
*** The contract value as of December 31, 2008 and 2007 totaled $3,606,870 and $1,651,535, respectively.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

C.  Investments and Fair Value Measurements (continued)

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2008

The Davey Tree Expert Company common shares	$3,011,627
Mutual funds	(9,904,188)
Common collective trust funds	92,215
Net depreciation in fair value of investments	$(6,800,346)

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands presentations about fair value measurements. The adoption of FAS 157 had no effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

FAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It represents an exit price at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan would consider the principal or most advantageous market in which it would transact and would consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Valuation Hierarchy--FAS 157 establishes a valuation hierarchy for presentation of the inputs to valuation used to measure fair value.  This hierarchy prioritizes the inputs into three broad levels.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are other than Level 1 inputs that are observable, either directly or indirectly, such as: (i) quoted prices in active markets for similar assets or liabilities; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active; or (iii) model-driven valuations or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 inputs are unobservable inputs based on our own assumptions about the assumptions a market participant would use to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The inputs or methodology used for valuing investments are not an indication of the risks associated with the investments.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

C.  Investments and Fair Value Measurements (continued)

Valuation Methodology and Valuation Hierarchy Classification

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.

The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company’s common shares and a small portion of short-term investments. The Company’s common shares are not listed or traded on an established public trading market and market prices are, therefore, not available.  Semiannually, for purposes of the Company’s 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm.  The peer group at December 31, 2008 consisted of ABM Industries Incorporated, Comfort Systems USA, Inc., Dycom Industries, Inc., FirstService Corporation, Quanta Services, Inc., Rollins, Inc., and Scotts Miracle-Gro Company.  The semiannual valuations are effective for a period of six months and the per share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans.  Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so. The common shares, determined by independent valuation, are classified as Level 2 investments.

Mutual Funds—Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value, and is classified within Level 2 of the valuation hierarchy.

Common Collective Trust Funds--Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments, and are classified as Level 2. The Wells Fargo Stable Return Fund N4 is a common collective trust fund. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value, and is classified within Level 2 of the valuation hierarchy.

The Plan’s investments, set forth by level within the fair value hierarchy, were as follows:

		Fair Value Measurements at December 31, 2008 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
	Value at	active markets	inputs	inputs
Investments	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Common shares	$79,480,937	$-	$79,480,937	$-
Mutual funds	19,350,590	19,350,590	-	-
Common collective trust funds	3,427,719	-	3,427,719	-
	$102,259,246	$19,350,590	$82,908,656	$-

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

D.  Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of The Davey Tree Expert Company of $ 79,480,937, approximating 69.7% of net assets at December 31, 2008, and $79,734,094, approximating 72.2% of net assets at December 31, 2007.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk—the potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

E.  Transactions with Party-in-Interest

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to trustees during 2008 totaled $53,671.

F.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

G.  Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, in a letter dated February 9, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Davey Tree Expert Company, as Plan Sponsor, believes that the Plan is operated in compliance with the applicable requirements of the Code.

Index to Financial Statements and Supplemental Schedules
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2008

H.  Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits and net increase (decrease) in net assets available for benefits between the accompanying financial statements and the Form 5500, “Annual Return/Report of Employee Benefit Plan,” follows:

	As of December 31,
	2008	2007
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$114,011,413	$110,407,431
Adjustment from fair value to contract value for interest in common collective
trust funds relating to fully benefit-responsive investment contracts	(191,164)	-
Net assets available for benefits per the expected Form 5500, at fair value	$113,820,249	$110,407,431

		Year Ended
		December 31, 2008
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements		$3,603,982
Adjustment from fair value to contract value for interest in common collective
trust funds relating to fully benefit-responsive investment contracts		(191,164)
Net increase in net assets available for benefits per the expected Form 5500		$3,412,818

Index to Financial Statements and Supplemental Schedules

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

*	The Davey Tree Expert Company (A)	Common Stock; 4,846,399 shares	$19,846,308	$79,480,937

	Mutual Funds:

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--67,825 units	**	1,515,223

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target Today Fund--3,045 shares	**	28,988

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2010 Fund--32,294 shares	**	355,560

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2020 Fund--108,682 shares	**	1,181,372

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2030 Fund--107,708 shares	**	1,099,695

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2040 Fund--108,739 shares	**	1,155,897

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2050 Fund--50,196 shares	**	312,217

	Janus Capital	Janus Twenty Fund Inc--26,158 shares	**	1,124,540

	American Beacon	American Beacon Large Cap Value Fund--3,818 shares	**	50,060

	AIM Funds Group	AIM Dynamics Fund Inc--23,609 shares	**	297,944

	Vanguard	Vanguard Index TR Total Stock Market Fund--15,938 shares	**	335,328

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appreciation Fund--40,545 shares	**	277,732

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--117,464 shares	**	2,383,350

	Neuberger Berman Group	Neuberger Berman Genesis Fund--56,982 shares	**	1,032,513

	Franklin Templeton	Mutual Discovery Fund--161,363 shares	**	3,598,400

	Franklin Templeton	Templeton Growth Fund--181,032 shares	**	2,362,466

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund--68,564 units	**	2,239,305

	Common Collective Trust Funds:

*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund N4--78,973 units	3,151,301	3,415,706

*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Money Market Fund--12,013 units	12,013	12,013

		Investments at Fair Value		$102,259,246

*	A party-in-interest as defined by ERISA
**	Cost Information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

Index to Financial Statements and Supplemental Schedules

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed Herewith